[LETTERHEAD OF ACCURAY INCORPORATED]

May 5, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:                                         Gabriel Eckstein and Amanda Ravitz

Re:                             Accuray Incorporated
Registration Statement on Form S-4
Filed April 7, 2011, and as amended May 5, 2011
File No. 333-173344

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Accuray Incorporated (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Friday, May 6, 2011, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable.

In connection with the above request, the Registrant hereby acknowledges that:

1.             should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.             the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.             the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ACCURAY INCORPORATED
/s/ Euan S. Thomson
Euan S. Thomson, Ph.D.
President and Chief Executive Officer

cc:           Gregory T. Davidson
                Gibson, Dunn & Crutcher LLP